

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2011

Via E-mail
Paul Maritz
Chief Executive Officer
VMware, Inc.
3401 Hillview Avenue
Palo Alto, CA 94304

> **Re:** **VMware, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-33622**

Dear Mr. Maritz:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Sources of Revenue, page 48

1.   We note that effective September 1, 2010, your management solutions are priced on a per-virtual machine basis. Please explain further your "new model for management products" and its impact on your revenue recognition policy.

Results of Operations

Operating Expenses, page 51

2.   We note your discussion of "core operating expenses" on pages 52 and 53, which exclude stock-based compensation, the net effect of the amortization and capitalization of software development costs, and certain other expenses. Your MD&A discussion should also include a GAAP based discussion of such expenses (i.e. total operating expenses). In this regard, the percentage variance for certain "core" operating expense line items differs from the percentage variance for the comparable total operating expense line item and the reasons for such variances are not evident from your current disclosures. For example, the research and development core operating expenses increased approximately 22% from fiscal 2009 compared to fiscal 2010 while total GAAP research and development expenses increased approximately 32%. The factors contributing to the increase in R&D stock-based compensation, which appears to be a significant form of compensation for your R&D staff, are not specifically addressed in your stock-based compensation expense disclosures on page 54. It is also not clear why capitalized software development costs are being deducted from the core R&D expenses to arrive at your GAAP R&D costs. Similarly, core cost of license revenue increased approximately 70% from fiscal 2009 compared to fiscal 2010 while GAAP cost of license revenue increased approximately 40%. The factors contributing to the increase in other expenses, included in your cost of license revenue, are not evident from your current disclosures. Please explain further these variances and provide an example of how you intend to revise your disclosures in future filings. We refer you to Item 303(a) of Regulation S-K.

Income Tax Provision, page 56

3.   We note from your disclosures on page 56 that your 2010 effective tax rate was impacted by a jurisdictional shift of income from lower-tax jurisdictions to the United States and you expect the 2011 effective tax rate to be similarly affected. Please explain further the reasons for the shift in income. Also, tell us whether the earnings of your non-U.S. subsidiaries, which you determined to be indefinitely reinvested outside of the U.S., were impacted by this shift in income.

4.   Also, tell us how you considered expanding your disclosures to explain, in greater detail, the nature and location of your high and low tax jurisdictions and how those jurisdictions relate to, or impact, your foreign and domestic effective tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that one or two countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Liquidity and Capital Resources, page 56.

5.   Tell us how you considered including in your liquidity disclosures a discussion of the potential tax impact associated with the repatriation of undistributed earnings of your foreign subsidiaries. In this regard, tell us the amount of cash and investments that are currently held by your foreign subsidiaries. Also, tell us your consideration to disclose such amounts and to include a discussion regarding the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Notes to Consolidated Financial Statements

Note A. Overview and Basis of Presentation

Revenue Recognition, page 76

6.   Please tell us, and in future filings disclose your revenue recognition policy for the licensing of certain software products on a subscription basis. Tell us the amount of subscription revenues recognized for each of the last two fiscal years and tell us how subscription arrangements are billed (i.e. monthly, quarterly or annually). For contracts billed per month or quarterly, tell us if the amounts billed are the same (i.e. are billed ratably) or if the amounts billed vary during the arrangement period. Also, tell us the nature of any cancellation terms, if any, under the subscription arrangements.

Note J. Commitments and Contingencies, page 96

7.   Please tell us the nature of any pending litigation and how your accounting for such contingencies satisfies the requirements of ASC 450. Also if there is at least a reasonable possibility that a loss exceeding amounts already recognized (or not recognized) may have been incurred and the amount of that additional loss would be material, you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that there are reasonably possible material additional losses and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Benton at (202) 551-3804 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief